UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission file number: 001-38775

ITAMAR MEDICAL LTD.

(Name of registrant)

9 Halamish Street, Caesarea 3088900, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Special General Meeting of Shareholders - Updated Compensation Policy

On February 11, 2020, Itamar Medical Ltd. (the "Registrant" or the "Company") submitted to the SEC a Report of Foreign Private Issuer on Form 6-K that contained its Notice and Proxy Statement (the “Proxy Statement”) for a Special General Meeting of Shareholders to be held on Wednesday, March 18, 2020 at 4:00 p.m. (Israel time) (the "Meeting").

The Company hereby reports that the proposed amended Compensation Policy for Executive Officers and Directors, the approval of which is included in Item 1 of the agenda for the Meeting, and which was included as Appendix A of the Proxy Statement, was further updated by the Company (as updated, the “Proposed Compensation Policy”) with respect to Section 4.4 of the Proposed Compensation Policy, relating to the Company’s ability to enter into service, consulting or similar agreements with retired officers. The update in Section 4.4 was made in order to clarify that the Company may not enter into such service, consulting or similar agreements with retired officers who, on the effective date of their retirement as officers, are also “interested parties” of the Company (as defined in the Israeli Companies Law, which includes a shareholder holding 5% or more of the issued and outstanding share capital or voting rights in the Company, a person who has the power to appoint one or more board members or the chief executive officer or a person who serves as a board member or chief executive officer).

The Proposed Compensation Policy (as updated) that will be submitted for approval at the Meeting is attached to this Form 6-K as Exhibit 99.1, which is incorporated herein by reference.

Exhibits

Exhibit Number	Description
99.1	Appendix A to the Notice and Proxy Statement for the Company' Special General Meeting to be held on March 18, 2020 (Amended Compensation Policy for Executive Officers and Directors).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ITAMAR MEDICAL LTD.

	By:	/s/ Shy Basson
Shy Basson
Chief Financial Officer

Date: March 12, 2020